UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rubrik, Inc.

(Name of Issuer)

Class A Common Stock, $0.000025 par value per share

(Title of Class of Securities)

781154109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781154109

1	NAMES OF REPORTING PERSONS Khosla Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,647,771 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,647,771 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,647,771 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This statement on Schedule 13G is filed by Khosla Ventures V, L.P. (“KV V”), Khosla Ventures Associates V, LLC (“KVA V”), Khosla Ventures VI, L.P. (“KV VI”), Khosla Ventures Associates VI, LLC (“KVA VI”), VK Services, LLC (“VK Services”) and Vinod Khosla (“Khosla”, together with KV V, KVA V, KV VI, KVA VI and VK Services, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

All of the shares of Class A Common Stock beneficially owned by KV V are comprised of Class B Common Stock held by KV V, of which KVA V is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Persons’ Class B Common Stock into Class A Common Stock and are calculated based on 69,118,119 shares of the Class A Common Stock outstanding as of August 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on September 12, 2024.

CUSIP No. 781154109

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,647,771 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,647,771 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,647,771 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by KVA V are comprised of Class B Common Stock held by KV V, of which KVA V is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Persons’ Class B Common Stock into Class A Common Stock and are calculated based on 69,118,119 shares of the Class A Common Stock outstanding as of August 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on September 12, 2024.

CUSIP No. 781154109

1	NAMES OF REPORTING PERSONS Khosla Ventures VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,061,400 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,061,400 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,400 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by KV VI are comprised of Class B Common Stock held by KV VI, of which KVA VI is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Persons’ Class B Common Stock into Class A Common Stock and are calculated based on 69,118,119 shares of the Class A Common Stock outstanding as of August 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on September 12, 2024.

CUSIP No. 781154109

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,061,400 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,061,400 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,061,400 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by KVA VI are comprised of Class B Common Stock held by KV VI, of which KVA VI is the general partner. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Persons’ Class B Common Stock into Class A Common Stock and are calculated based on 69,118,119 shares of the Class A Common Stock outstanding as of August 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on September 12, 2024.

CUSIP No. 781154109

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,709,171 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,709,171 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,709,171 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by VK Services are comprised of Class B Common Stock held by KV V and KV VI. KVA V is the general partner of KV V and KVA VI is the general partner of KV VI. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V. Khosla is the managing member of VK Services, which is the sole manager of KVA VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI. VK Services holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Persons’ Class B Common Stock into Class A Common Stock and are calculated based on 69,118,119 shares of the Class A Common Stock outstanding as of August 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on September 12, 2024.

CUSIP No. 781154109

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,709,171 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,709,171 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,709,171 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares of Class A Common Stock beneficially owned by Khosla are comprised of Class B Common Stock held by KV V and KV VI. KVA V is the general partner of KV V and KVA VI is the general partner of KV VI. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services, which is the sole manager of KVA V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV V, and each of KVA V, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V. Khosla is the managing member of VK Services, which is the sole manager of KVA VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI. Khosla holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Persons’ Class B Common Stock into Class A Common Stock and are calculated based on 69,118,119 shares of the Class A Common Stock outstanding as of August 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on September 12, 2024.

CUSIP No. 781154109

Item 1(a).	Name of Issuer:

Rubrik, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

3495 Deer Creek Road

Palo Alto, CA 94304

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures V, L.P. (“KV V”)

Khosla Ventures Associates V, LLC (“KVA V”)

Khosla Ventures VI, L.P. (“KV VI”)

Khosla Ventures Associates VI, LLC (“KVA VI”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV V	Delaware, United States of America
KVA V	Delaware, United States of America
KV VI	Delaware, United States of America
KVA VI	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.000025 per share.

Item 2(e).	CUSIP Number:

781154109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of November 14, 2024:

Reporting Persons (2)	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
KV V	3,647,771	0	3,647,771	0	3,647,771	3,647,771	5.0%
KVA V	0	0	3,647,771	0	3,647,771	3,647,771	5.0%
KV VI	1,061,400	0	1,061,400	0	1,061,400	1,061,400	1.5%
KVA VI	0	0	1,061,400	0	1,061,400	1,061,400	1.5%
VK Services	0	0	4,709,171	0	4,709,171	4,709,171	6.4%
Khosla	0	0	4,709,171	0	4,709,171	4,709,171	6.4%

(1)

Represents the number of shares of Class A Common Stock and the number of shares of Class A Common Stock issuable upon exercise of options, warrants and other convertible securities (including Class B Common Stock) that are exercisable or convertible within 60 days of the date of this statement on Schedule 13G currently beneficially owned by the Reporting Persons.

(2)

Khosla is the managing member of VK Services, which is the sole manager of KVA V, which serves as the general partner of KV V. Each of KVA V, VK Services and Khosla may be deemed to possess voting and investment control over the securities held by KV V, and each of KVA V, VK Services and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV V. Khosla is the managing member of VK Services, which is the sole manager of KVA VI, which serves as the general partner of KV VI. Each of KVA VI, VK Services and Khosla may be deemed to possess voting and investment control over such securities held by KV VI, and each of KVA VI, VK Services, and Khosla may be deemed to have indirect beneficial ownership of such securities held by KV VI.

(3)

The percentages set forth on the cover sheets assume the conversion of all such Reporting Persons’ Class B Common Stock into Class A Common Stock and are calculated based on 69,118,119 shares of the Class A Common Stock outstanding as of August 31, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on September 12, 2024.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

KHOSLA VENTURES V, L.P.

By:	Khosla Ventures Associates V, LLC, a
Delaware limited liability company and general partner of Khosla Ventures V, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES VI, L.P.

By:	Khosla Ventures Associates VI, LLC, a
Delaware limited liability company and general partner of Khosla Ventures VI, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES VI, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

By:	/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1: Joint Filing Statement